SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF No. 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

Minutes of the Board of Directors’ Meeting held on May 5, 2014

1. Date, Time and Place: On May 5, 2014, at 2 p.m., by conference call, as expressly authorized by Article 21, 2nd paragraph of Company’s Bylaws.

2. Call Notice and Attendance: Present all members of the Company’s Board of Directors, instatement and approval quorum having been verified.

3. Presiding Board: Chairman: Odair Garcia Senra. Secretary: Renata de Carvalho Fidale.

4. Resolutions: The members of the Board of Directors attending the meeting, unanimously and with no restrictions, decided to:

4.1.  Register the end of services with no proper cause of Mr. Alceu Duilio Calciolari to the position of Chief Executive Officer, to which he was elected on the Meeting of the Board of Directors held on May 25, 2012, in continuance to the process of separating the administrative structures of the Company and its wholly owned subsidiary, Construtora Tenda S.A.. The Board of Directors hereby registers a thanking to Mr. Duilio for the services rendered to the Company up to the present date, granting him success in the future endeavors.

4.2. To consign the receipt of the letter of resignation sent on this date by (i) Mr. Sandro Rogério da Silva Gamba, to the position of Executive Officer of Gafisa; (ii) Mr. André Bergstein, to the position of Chief Executive Financial Officer and Investor Relations Officer; and (iii) Luiz Carlos Siciliano, to the position of Chief Executive Operational Officer, to which they were elected on the Meeting of the Board of Directors held on May 25, 2012.

4.3. Then, to elect to the Company’s Board of Officers, for a term of office up to May 4, 2017, as set forth in Article 26 and 27 of Company’s Bylaws, as proposed by Nomination and Corporate Governance Committee: (i) as Chief Executive Officer – Sandro Rogério da Silva Gamba, Brazilian, married, civil engineer, bearer of the Identity Card (RG) No. 24.885.811-7, and enrolled with CPF/MF under No. 153.803.238-47; (ii) as Chief Executive Financial Officer and Investor Relations Officer – André Bergstein, Brazilian, married, electrical engineer, bearer of the Identity Card (RG) No. 04.368.099, issued by SSP/SP, and enrolled with the CPF/MF under No. 010.995.487-48; (iii) as Chief Executive Operational Officer – Luiz Carlos Siciliano, Brazilian, married, Business administrator, bearer of the Identity Card (RG) No. 05.688.896-9, and enrolled with CPF/MF under No. 789.622.427-53; (iv) as Chief Executive Operational Officer – Octavio Marques Flores, Brazilian, married, civil engineer, bearer of the Identity Card (RG) No. 19.791.211-4, and enrolled with CPF/MF under No. 272.124.128-13; and (v) as Chief Executive Operational Officer – Katia   Varalla Levy, Brazilian, married, civil engineer, bearer of the Identity Card (RG) No. 22.251.966-6, and enrolled with CPF/MF under No. 173.200.058-16, all of them with offices located at the City of São Paulo, State of São Paulo, Avenida das Nações Unidas 8.501, 19th floor. The remaining positions as officers of the Company shall remain unattended, to be determined in the future.

4.4. To appoint Mr. Andre Bergstein as Investor Relations Officer before the Comissão de Valores Mobiliários (CVM) and as the Responsible for the Company before the Secretaria da Receita Federal do Ministério da Fazenda, exercising such positions jointly with the remaining attributions of an Officer of the Company.

4.5. The Officers elected, having filled the Term of Agreement of Officer (Termo de Anuência dos Administradores) as defined in the Listing Regulation of Novo Mercado (Regulamento de Listagem do Novo Mercado) of BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros, will be invested in the position upon signature of the term of office in the appropriate registry, in which moment they will sign the clearance certificate as set forth in the law.

5. Closing: With no further matters to be discussed, these minutes were prepared, approved and signed by all members of the Board of Directors. Signatures: Presiding Board: Odair Garcia Senra (Chairman), Renata de Carvalho Fidale (Secretary); Board members: Odair Garcia Senra, Cláudio José Carvalho de Andrade, Francisco Vidal Luna, Guilherme Affonso Ferreira, José Écio Pereira da Costa Júnior, Maurício Marcellini Pereira and Rodolpho Amboss.

I hereby certify that this is a true copy of the minutes drawn on the respective corporate book.

Renata de Carvalho Fidale

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 5, 2014

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer